EXHIBIT 99.1

FORM 51-102F3

Material Change Report

ITEM 1.             NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")
106 Front Street East, Suite 400
                              Toronto, Ontario
                              M5A 1E1

ITEM 2.             DATE OF MATERIAL CHANGE

June 2, 2011

ITEM 3.             NEWS RELEASE

Issued June 2, 2011 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.             SUMMARY OF MATERIAL CHANGE

Results of a new Preliminary Assessment for the Courageous Lake Project predicts a 16 year mine life with average annual gold production of 383,000 ounces, an estimated pre-tax NPV of US$1.6 billion at a 5% discount rate and an IRR of 18.1% at current gold price.  The 2011 PEA Executive Summary can be found at the Company’s website and the complete PEA will be filed at www.sedar.com within 45 days.  The independent consultants have continued with earlier conclusions that an open-pit mining operation, with on-site processing, is the most suitable development scenario. The 2011 PEA also identifies two opportunities that could significantly improve the overall project economics.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL

INSTRUMENT 51-102

Not Applicable.

ITEM 7.             OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.             EXECUTIVE OFFICER

Contact:       Rudi Fronk

Telephone:   (416) 367-9292

ITEM 9.              DATE OF REPORT

DATED at Toronto, Ontario, this 2nd day of June, 2011.

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	June 2, 2011

New Preliminary Assessment Completed for Seabridge Gold’s Courageous Lake Project
Study Predicts 16 Year Mine Life with Average Annual Gold Production of 383,000 Ounces
Estimated Pre-Tax NPV of US$1.6 Billion at a 5% Discount Rate and IRR of 18.1% at Current Gold Price

Toronto, Canada… Seabridge Gold announced today the results of a new Preliminary Economic Assessment (“PEA”) for its 100%-owned Courageous Lake project located in the Northwest Territories. The new PEA was prepared by Wardrop, a Tetra Tech Company (Wardrop). The 2011 PEA Executive Summary can be found at www.seabridgegold.net/CL-PEA_ExecSummary2011.pdf. The complete PEA will be filed at www.sedar.com within 45 days.

The 2011 PEA confirms that the FAT deposit at Courageous Lake represents an excellent economic opportunity in the current environment. Capital and operating costs have increased significantly from the 2008 PEA, as expected, but these increases are more than offset by a larger and higher grade resource, extended mine life and higher gold price assumptions, resulting in a substantial improvement in projected economic value for the deposit. Infill drilling, engineering studies and environmental work will continue this summer to raise the PEA to the level of a Preliminary Feasibility Study (“PFS”) in early 2012, resulting in the conversion of resources to proven and probable mineral reserves.

The independent consultants have continued with earlier conclusions that an open-pit mining operation, with on-site processing, is the most suitable development scenario. A base case scenario was developed for the project incorporating a 17,500 tonnes per day operation (6.4 million tonnes per year throughput), resulting in a projected 16 year operation with average annual production of 383,000 ounces of gold at a life of mine average cash operating cost of US$599 per ounce recovered (US$536 in years 1 to 5) . Start-up capital costs for the project are estimated at US$1.26 billion, including a contingency of US$192 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$850 per ounce.

At a gold price of US$1089 per ounce (the 3 year trailing average gold price at May 24, 2011), the base case has a US$1.4 billion pre-tax net cash flow, a US$427 million net present value at a 5% discount rate and an internal rate of return of 9.3%, all of which are substantially higher than the base case results from the 2008 PEA. At US$1527 gold (the spot price on May 24, 2011) and at the current US$/Cdn$ exchange rate of 1.025, the total pre-tax net cash flow more than triples that of the base case to US$3.5 billion, the net present value at a 5% discount rate almost quadruples to US$1.6 billion and the internal rate of return nearly doubles to 18.1%.

The 2011 PEA also identifies two opportunities that could significantly improve the overall project economics. First, the current design incorporates a combination of diesel and wind generated power resulting in a projected power generation cost of Cdn$0.179 per kilowatt hour which is nearly 30% lower than power generation by diesel fuel alone. Seabridge is evaluating nearby potential hydro-electric sources which would also provide   reliable, sustainable and lower-cost clean energy source and significantly reduce the requirement for diesel fuel at the site. Secondly, access to the project under the current design is by winter road which is limited to less than three months per year. It is during this period that almost all of the project`s supplies are transported to site. The Tibbitt to Contwoyto Winter Road Joint Venture proposes extending the winter road seasonal use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart camp. While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathhurst Inlet would provide considerably more benefit to Courageous Lake economics. Seabridge will be investigating these options in the PFS.

Mine Planning
Lerchs-Grossman (“LG”) pit shell optimizations were used to define the mine plans in the 2011 PEA. Because of the difficulty in predicting relevant metal prices over such a long project life, the ultimate LG pit limits were set at the point where an incremental increase in pit size did not significantly increase the pit resource (an incremental increase in the pit resource resulted in only marginal economic return). Waste to mineralized material cut-offs were determined using a gold price of US$990 per ounce gold. Estimated in-pit diluted resources including mining dilution within the ultimate pit limit based on a Cdn$20.97 per tonne cut-off are as follows:

Courageous Lake In-Pit Diluted Resources

Resource Category	Tonnes (000’s)	Diluted Grade (g/t)
Measured	12,000	2.26
Indicated	67,300	2.07
Inferred	21,800	1.97

Seabridge notes that the 2011 PEA incorporates inferred mineral resources which are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the PEA will be realized.

Production
At 17,500 tonnes per day, 365 operating days per year and a 92% plant availability, annual throughput for the mill is estimated at 6.4 million tonnes. With 101.1 million tonnes of in-pit mineralized material above cut-off, Courageous Lake’s mine life is estimated at approximately 16 years. Overall gold recovery is estimated at 89.9% resulting in 6.05 million ounces of gold production over the project’s life averaging 383,000 ounces per year.

Capital Costs
Start-up capital costs (including contingencies of US$192 million) are estimated at US$1.26 billion and are summarized as follows:

                                                                            Start-up Capital Costs
Description	US$'000
Overall Site	62,651
Open Pit Mining	76,558
Crushing and Stockpiles	67,005
Grinding and Flotation	105,702
Pressure Oxidation	86,208
Thickening, Neutralization & Cyanide Leaching	12,949
Gold ADR Circuit, Cyanide Handling & Electrowinning	7,185
Reagents and Consumables	12,475
Plant Control System	1,906
Tailings Management Facility	44,422
Water Treatment Plant	1,116
Site Services and Utilities	23,516
Ancillary Buildings	62,833
Airstrip & Loading/Unloading Facilities	18,724
Plant Mobile Equipment	2,894
Temporary Services	37,900
Electrical Power Supply	155,555
Yellowknife & Edmonton Facilities	8,874
Sub-total	788,473
Project Indirects	242,678
Owner's Costs	40,376
Contingencies	191,925
Total	1,263,452

Operating Costs
Average mine, process and G&A operating costs over the project’s life (including waste mining) are estimated at US$34.22 per tonne milled. A breakdown of estimated unit operating costs is as follows:

Unit Operating Costs
Cost Category	US$s (Per Tonne Milled)
Mining Costs	16.89
Milling Costs	13.62
Site Services	1.04
G&A	2.67
Total	34.22

Economic Analysis
A base case economic evaluation was undertaken incorporating historical three-year trailing averages for gold prices and currency exchange rates as of May 24, 2011. This approach is consistent with the guidance of the United States Securities and Exchange Commission, is accepted by the Ontario Securities Commission and is industry standard. A spot price case was prepared using May 24, 2011 spot metal prices and currency exchange rates. The pre-tax economic results in for both cases are as follows:

Projected Economic Results (US$)
	Base Case	Spot Price Case
Gold Price Per Ounce	$1,089	$1,527
Net Cash Flow	$1,446 million	$3,527 million
NPV @ 5% Discount Rate	$427 million	$1,616 million
IRR	9.3%	18.1%
Payback Period	7.7 years	4.2 years
Operating Costs Per Ounce of Gold Produced (years 1 to 5)	$536	$598
Operating Costs Per Ounce of Gold Produced (life of mine)	$599	$668
Total Costs Per Ounce of Gold Produced (includes all capital)	$850	$944
US$/Cdn$ Exchange Rate	0.93	1.025

National Instrument 43-101 Disclosure
The 2011 PEA for Courageous Lake was prepared by Wardrop, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The consultants and their QPs are listed below with their responsibilities:

•
Wardrop, under the direction of Dr. John Huang (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Tysen Hantelmann (financial evaluation)

•	Moose Mountain Technical Services under the direction of Jim Gray (mining, mine capital and mine operating costs)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power generation)
•	Rescan Environmental Services Ltd. under the direction of Pierre Pelletier (environmental matters)

•	Golder Associates Ltd. under the direction of Cameron Clayton (open pit stability)
•
EBA, a Tetra Tech Company, under the direction of Nigel Goldup (tailings, surface water management and waste rock storage facilities, and surficial geology), Kevin Jones (airstrip upgrade), and Dr. Adrian Chantler (Matthews Creek hydrological survey)

•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability. In particular, Seabridge notes that the 2011 Preliminary Economic Assessment referred to above incorporates inferred mineral resources which are considered too geologically speculative to have  economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the Courageous Lake PEA will be realized.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document but many of them relate to estimates and projections prepared in 2007, 2008 and 2011. Forward-looking statements concerning the expected completion of  a Preliminary Feasibility Study, other goals or objectives, or the completion of work programs, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates;(xi) reasonable contingency requirements; (xii) receipt of regulatory approvals on acceptable terms; and (xiii) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2010 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net